Exhibit 99.1

High Tide to Acquire Boreal Cannabis Company, Adding Two Established Retail Cannabis Stores in Northern Alberta

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021, to its short form base shelf prospectus dated April 22, 2021.

CALGARY, AB, April 1, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that it is taking yet another step to expand its bricks-and-mortar retail cannabis operations, by entering into a definitive agreement (the "Acquisition Agreement") pursuant to which High Tide will acquire 100% of the equity interest of 2080791 Alberta Ltd. operating as Boreal Cannabis Company ("Boreal") which operates two retail cannabis stores in Alberta (the "Stores") for CAD$2.2 Million, plus the wholesale value of inventory and cash on hand at closing (the "Transaction"). The Stores are located at 1104 Main Street SW in Slave Lake, Alberta, and 4225 50 Avenue in St. Paul, Alberta. The Slave Lake store was the first to open in the municipality and is located in a commercial plaza that is a short walk or drive away from the main campus of Northern Lakes College, and the Slave Lake Inn and Conference Centre. The St. Paul store is situated on the main east-west corridor in the town, as part of a commercial district that features several national big box chains and restaurants. For the three months ended January 31, 2022, Boreal generated annualized revenue of CAD$3.9 Million and annualized Adjusted EBITDA1 of CAD$0.6 Million. The purchase price represents 3.5x annualized Adjusted EBITDA for the three months ended January 31, 2022.

High Tide Inc. April 1, 2022 (CNW Group/High Tide Inc.)

"Boreal was one of the earliest players in the northeastern Alberta cannabis market, having opened the first store in the community of Slave Lake. This announcement is yet another example of how we continue to strategically advance our retail store footprint across Canada through organic growth and accretive acquisitions with a focus on regions where we are currently lighter on exposure, such as northern Alberta which has a dynamic economy that supports working families, a key consumer demographic for Canna Cabana," said Raj Grover, President and Chief Executive Officer of High Tide. "We continue to execute on opportunities to acquire established stores with good fundamentals at attractive multiples. Once these acquisitions have closed, we will have surpassed the 120-store threshold, and will be well on our way to achieving the 150-store milestone by the end of this calendar year," added Mr. Grover.

"Through its online consumption accessories sales, value-added CBD activities, and retail spaces, High Tide has managed to diversify itself within the cannabis value chain. We strongly believe Boreal Cannabis is in capable hands, and will continue to unlock value for not only shareholders, but our customers through competitive pricing and a customer-centric approach," said Glenn Boisvert, Chief Executive Officer of Boreal.

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[1] Adjusted EBITDA is a non-IFRS financial measure.

TRANSACTION DETAILS

The Transaction, which is an arm's length transaction, is subject to, among other things, receipt of required TSX Venture Exchange ("TSXV") approval, Alberta Gaming, Liquor and Cannabis Commission approval, and other customary conditions of closing, is expected to close in the coming weeks. The consideration (the "Consideration") for the Stores being acquired will be CAD$2.2 Million plus the wholesale value of the inventory, paid in common shares of High Tide ("High Tide Shares") on the closing of the Transaction (the "Closing") on the basis of a deemed price per High Tide Share equal to the volume weighted average price per High Tide Share on TSXV for the 10 consecutive trading days preceding Closing, plus the cash on hand on Closing, paid in cash. The purchase price represents 3.5x annualized Adjusted EBITDA for the three months ended January 31, 2022. Upon the closing of Boreal, as well as the Crossroads and Bud Heaven transactions announced last month, High Tide will have at least 121 stores nationwide and 63 stores in Alberta.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised Canadian retailer of recreational cannabis as measured by revenue, with 113 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

ABOUT BOREAL

Founded in 2019, Boreal Cannabis is built on a foundation of love, passion, and a strong belief in how cannabis can help in the lives of everyday Canadians. With equal commitments to quality and fairness in price, Boreal's mission is to ensure that cannabis culture is accessible and welcoming for all. Whether it is providing insight and education or friendly service, Boreal strongly believes in treating everyone as people, not just customers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: High Tide completing the Transaction on the terms and within the timelines set out in this news release; High Tide receiving requisite approvals for the Transaction; the anticipated effects of the Transaction on the business and operations of High Tide; Mr. Grover's expectation to announce more retail acquisitions in the future; Mr. Grover's statement with respect to High Tide's goal of reaching 150 stores by the end of calendar 2022; and High Tide's plans to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: that High Tide will have the ability to successfully complete the Transaction (and will have the ability to obtain all requisite approvals) on the terms and within the timelines anticipated by High Tide; High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide's product offerings; current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities), although considered reasonable by management of High Tide at the time of preparation, may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the risks associated with the cannabis and CBD industries in general; the inability of High Tide to close the Transaction; the inability of High Tide to obtain requisite approvals, the inability of High Tide to pursue more retail acquisitions in the future, the inability of High Tide to acquire more stores and to reach 150 stores by the end of calendar 2022, the inability of High Tide to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 01-APR-22